1050 – 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
January 26, 2026	www.integraresources.com
INTEGRA ANNOUNCES FOURTH QUARTER AND FULL YEAR 2025 GOLD PRODUCTION RESULTS FROM FLORIDA CANYON MINE, ACHIEVING PRODUCTION GUIDANCE AND SIGNIFICANT CAPITAL REINVESTMENT
Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSXV: ITR; NYSE American: ITRG) is pleased to provide an interim operational update for the fourth quarter ended December 31, 2025 (the “fourth quarter 2025” or “Q4 2025”). The Company plans to release its fourth quarter and full year 2025 financial results after market close on Tuesday, March 24, 2026, followed by a conference call hosted by senior management on Wednesday, March 25, 2026 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.
(All amounts in United States (“U.S.”) dollars as at December 31, 2025, unless otherwise stated)
2025 Operational Highlights:
•The Florida Canyon Mine (“Florida Canyon”) delivered 70,927 ounces of gold, meeting full year production guidance of 70,000–75,000 gold ounces.
•The Company completed approximately $60 million of planned capital investment at Florida Canyon across mining, infrastructure, equipment, and growth drilling.
•Numerous significant advancements were made relating to mine flexibility, infrastructure, and equipment, positioning Florida Canyon for improved production, consistency, and growth in 2026.
•Cash flow generated by Florida Canyon supported the achievement of several key initiatives in 2025:
◦Major mine reinvestment at Florida Canyon ahead of an updated technical report in mid-2026, incorporating an updated mineral reserve and resource statement and life-of-mine mine plan.
◦Advanced the DeLamar Project (“DeLamar”) through Feasibility Study and into Federal mine permitting.
◦Advanced Nevada North Project (“Nevada North”) toward a Pre-Feasibility Study and completed important pre-permitting activities.
◦Supported corporate level costs and strengthened balance sheet by significantly increasing annual cash balance and completed full retirement of convertible debt facility.
George Salamis, President, CEO and Director of Integra commented: “2025 marked a pivotal year for Integra as the Company successfully completed its first full year of production at Florida Canyon, while executing a deliberate and capital-intensive reinvestment strategy. In our first full year as a gold producer, we met our annual production guidance while advancing several foundational initiatives, namely a heap leach pad expansion, significant capitalized stripping, growth drilling, and a wide-spanning fleet modernization initiative. These initiatives were specifically designed to improve operational reliability and flexibility, supporting long-term operating performance and growth.
Importantly, cash flow from Florida Canyon funded not only these mine-site investments, but also technical advancement, de-risking and advanced permitting initiatives at DeLamar and Nevada North, validating the strategic rationale behind acquiring Florida Canyon in late 2024. With major capital projects now well underway, Florida Canyon enters 2026 with improved infrastructure, enhanced mining capability, and a stronger platform for consistent production and cash generation to fund other organic growth initiatives.

Following the release of 2026 guidance, expected later in the first quarter, we look forward to sharing our long-term vision for Florida Canyon in mid-2026, supported by an updated reserve and resource estimate and life-of-mine plan, which we believe will highlight an exciting future for the Florida Canyon operation.”
Fourth Quarter and Full Year 2025 Florida Canyon Mine Operational Update

		Three months ended December 31,	Year ended December 31,
	Unit (1)	2025	2025
Ore mined	kt	3,418	12,047
Waste mined	kt	2,420	10,584
Strip ratio	waste/ore	0.71	0.88
Ore direct to leach pads	kt	2,008	5,646
Ore crushed	kt	1,931	7,580
Total ore to leach pads	kt	3,939	13,226
Processed grade	g/t Au	0.24	0.22
Gold recovery rate	%	59.2%	60.1%
Gold produced	oz	12,864	70,927
Gold sold	oz	12,920	70,919
Silver produced	oz	9,450	53,822
Silver sold	oz	8,804	52,753
(1)Unit abbreviations: kt = 1,000 metric tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce
(2)Ore milled includes material from stockpiles and ore mined.
Florida Canyon produced 12,864 ounces of gold and sold 12,920 ounces of gold during the fourth quarter 2025. Production during the quarter was derived from gold placed on the Phase IIIa leach pad, together with residual recovery from Phases I and II. Quarterly production reflected a one-time, temporary reduction in solution flow rates resulting from a liner tear in a solution pond identified during the fourth quarter. The liner was fully repaired by mid-November with no solution releases and no environmental impact. Solution flow rates were restored to normal levels prior to year-end. Preventative measures, including an additional protective liner and improved access to the affected area for personnel and equipment, have been implemented for more effective response in the unlikely event this occurs again in the future. Importantly, gold ounces associated with the reduced solution flow during the quarter were deferred, not lost, and are expected to remain recoverable through continued leaching. Based on leach pad inventories and normalized solution flow, the Company expects the majority of ounces deferred during the fourth quarter—estimated at approximately 2,000 to 3,000 ounces—to be recovered through ongoing leaching throughout 2026.
Despite lower fourth quarter production relative to earlier quarters, Florida Canyon delivered 70,927 ounces of gold for the full year, achieving Integra’s 2025 gold production guidance. Recovery rates for the year remained consistent with expectations, and the modest fourth quarter variance reflects timing rather than any change in ore quality or metallurgical performance.
Mining activities during the fourth quarter at Florida Canyon were executed in line with plan, with higher ore placement to the leach pads and reduced waste movement following earlier capitalized stripping campaigns. As a result, the strip ratio declined to 0.71 in the fourth quarter, supporting improved mining efficiency as the mine enters 2026.
During the quarter, Florida Canyon completed construction of the Phase IIIb heap leach pad, with regulatory approval to begin leaching expected in the first quarter of 2026. The Company also advanced its fleet revitalization program with refurbishment of legacy haul trucks and loaders, while commissioning four new machines: a Hitachi EX3600 front shovel, a Caterpillar 992HL loader, and two Caterpillar 785 haul trucks. An additional six Caterpillar 785 haul trucks are expected to be commissioned in the first half of 2026. The upgraded fleet is expected to reduce reliance on expensive rental equipment, enhance productivity, and lower mining costs per tonne over the coming years.

The Company also continued its growth focused drilling program at Florida Canyon in the fourth quarter, completing approximately 3,100 meters of reverse circulation and sonic drilling. The 2025 program, originally planned for approximately 10,000 meters, was subsequently expanded to 16,000 meters due to its initial success. Drilling is focused on three key areas: (1) evaluating near-surface oxide potential from historical waste areas; (2) expanding in-situ resources between existing open pits; and (3) testing lateral extensions and conducting in-pit infill drilling. The program was specifically designed to support future mineral resource and reserve updates aiming to extend mine life at Florida Canyon. The 2025 drill program at Florida Canyon will support a mineral resource and reserve update and a revised life-of-mine plan in mid-2026.
The Company expects to release 2026 production and cost guidance for Florida Canyon in late February 2026.
Fourth Quarter 2025 Financial Position

Financial Position	Unit (1)	December 31, 2025
Cash and cash equivalents	$000s	$63,086
(1)Unit abbreviations: $000s = thousands of U.S. dollars
The fourth quarter 2025 marked a capital intensive period across the Company’s portfolio of assets and at the corporate level with several key activities during the quarter:
•Florida Canyon: Approximately $20 million was allocated to sustaining and non-sustaining capital including the completion of construction of the Phase IIIb heap leach pad, capitalized waste stripping, initial cash payments on new mining equipment, and an expanded growth drilling program.
•DeLamar and Nevada North: Approximately $6 million was allocated to complete significant de-risking activities including feasibility studies, permitting work, and hydrogeological drilling.
•Corporate: Approximately $8 million was allocated to Florida Canyon tax remittances and corporate activities including accrued interest and standby charges related to the conversion and retirement of the convertible debt facility, and general and administrative expenses.
The financial information presented above is preliminary in nature and subject to completion of the Company’s year-end financial reporting process. Final audited financial results may differ from these amounts and will be reported as part of the Company’s audited year end financial statements. Complete financial results for the fourth quarter and full year 2025 will be reported and filed on Integra’s profile on SEDAR+ at www.sedarplus.ca and EDGAR profile at www.sec.gov on Tuesday, March 24, 2026.
Fourth Quarter 2025 Conference Call
Integra will host a conference call and webcast on Wednesday, March 25, 2026, at 11:00 AM Eastern Time / 8:00 AM Pacific Time, to discuss the fourth quarter and full year 2025 results. Details for the conference call and webcast are included below.
Dial-In Numbers / Webcast:
Conference ID: 1860723
Toll Free: (800) 715-9871
Toll: +1 (646) 307-1963
Webcast: https://events.q4inc.com/attendee/743710418
About Integra Resources Corp.
Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS
George Salamis
President, CEO and Director
CONTACT INFORMATION
Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576
Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
Forward Looking Statements
Certain information set forth in this news release contains “forward‐looking statements” and “forward‐looking information” within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, “believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company, the timing of the release of the Company’s fourth quarter and full year 2025 financial results and related conference call; expectations regarding gold production, recoveries and the timing of recovery of deferred ounces; anticipated benefits of completed and ongoing capital investments at the Florida Canyon Mine; expected commissioning and performance of mining equipment; anticipated reductions in operating costs and improvements in productivity; expectations regarding regulatory approvals, including approval to commence leaching on the Phase IIIb heap leach pad; the scope, timing and results of drilling programs; the timing and content of updated mineral resource and reserve estimates and life-of-mine plans; the advancement, permitting and development of the DeLamar and Nevada North projects; timing of technical reports on the DeLamar and Nevada North properties; success of preventative measures with respect to liner repair at the Florida Canyon Mine; and the timing of the release of 2026 production and cost guidance.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company’s ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company’s mineral properties including absence of any equipment or infrastructure failures; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company’s mineral properties economic; the Company’s ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company’s control and as well as those factors included herein and elsewhere in the Company’s public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra’s Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra’s Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves
NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.